UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Application of
ENTERGY CORPORATION
ENTERGY ARKANSAS, INC.
ENTERGY GULF STATES, INC.
ENTERGY LOUISIANA, INC.
ENTERGY MISSISSIPPI, INC.
File No. 70-9667

CERTIFICATE PURSUANT TO
RULE 24 UNDER THE PUBLIC
UTILITY HOLDING COMPANY
ACT OF 1935

Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended ("PUHCA"), Entergy Corporation ("Entergy"), a registered holding company, Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, and Entergy Mississippi hereby file this semi-annual report as required by the Securities and Exchange Commission's order authorizing the sale or transfer of certain utility assets to customers or other non-affiliated parties for a period ending December 31, 2004. See HCAR 35-27235, September 26, 2000, File No. 70-9667 ("Order").

For the six months ended June 30, 2003, the following information is reported pursuant to the Order:
Company	Description of Utility Assets Sold	Date of Sale	Name of Purchaser	Consideration Received
Entergy Gulf States, Inc.	Three spans of 3 phase 13.2kV overhead primary and 3 poles	05/2003	Texas Department of Criminal Justice	$3,606

In witness whereof, the undersigned have caused this certificate to be executed on this 19th day of August 2003.

ENTERGY CORPORATION
ENTERGY ARKANSAS, INC.
ENTERGY GULF STATES, INC.
ENTERGY LOUISIANA, INC.
ENTERGY MISSISSIPPI, INC.

By: /s/ Nathan E. Langston
Nathan E. Langston
Senior Vice President and Chief Accounting Officer